FETCH DELIVERY, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDING
DECEMBER 31, 2021, AND DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: APRIL 13, 2022

FETCH DELIVERY, INC.

Reviewed Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

CONTENTS OF REPORT

Procyon • Financial

Lama Najib
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders of FETCH DELIVERY, INC.,

408 Krebs Dr,

Champaign, IL 61822

I have reviewed the accompanying financial statements of FETCH DELIVERY, INC., which comprise the Balance Sheet as of December 31, 2021, and December 31, 2020, and the related Statements of Income, Cash Flows and Changes in Stockholders' Equity for the years then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.



US CPA Colorado
0033681

04/13/2022

FETCH DELIVERY, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

		As of December 31, 2021	As of December 31, 2020
Assets			
Current assets:			
Cash and cash equivalents	$	75,124	255,157
Accounts receivable		-	25,000
Total current assets		75,124	280,157
Non-current assets:			
Security deposits		2,500	2,500
Total non-current assets		2,500	2,500
Total Assets	$	**77,624**	**282,657**
Liabilities & Stockholders' Equity (deficit)			
Current liabilities:			
Credit Cards	$	394	6,068
Other payables		31	1,957
Total current liabilities		425	8,025
Non-current Liabilities:			
Total non-current liabilities		-	-
Total Liabilities:		**425**	**8,025**
Stockholders' equity (deficit):			
Common stock, $0.0001 par value, 18,200,000 shares authorized, 5,472,991 and 5,472,991 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		547	547
Preferred stock, $0.0001 par value, 8,200,000 shares authorized, 4,180,999 and 3,832,208 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively		418	383
Additional Paid-in Capital		3,287,179	3,172,215
Additional Paid-in Capital- Stock based compensation		577,825	446,994
Accumulated Profits (losses)		(3,345,507)	(2,961,853)
Net income (loss)		(443,263)	(383,654)
Total stockholders' equity (deficit):		77,199	274,632
Total Liabilities & Stockholders' Equity (deficit)	$	**77,624**	**282,657**

The accompanying notes are an integral part of these financial statements.

FETCH DELIVERY, INC.

STATEMENT OF INCOME
FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	2021	2020
Revenue:		
Gross Bookings	$ 995,317	1,154,490
Less: Product charges	(592,561)	(703,819)
Total net revenues	**402,756**	**450,671**
Cost of Sales:	366,583	375,069
Gross Profit	**36,173**	**75,602**
Expenses:		
Salaries, benefits & Payroll taxes	27,223	68,929
IT software & consumables	98,778	113,527
Insurance	14,924	10,299
Legal & Professional Services	61,066	42,227
Advertising & Marketing	84,995	86,065
Travel	2,103	4,294
Meals & Entertainment	3,940	2,644
Rent	33,512	10,210
Office expenses	1,447	5,036
Bank Charges & Fees	1,055	4,504
Utilities	6,796	3,216
Taxes	12,040	300
Miscellaneous expenses	733	3,398
Stock based compensation expense	130,831	155,472
Total Expenses	479,443	510,121
Income from operations (loss)	**(443,270)**	**(434,519)**
Other Income (expenses)		
Income from application sales	-	50,000
Other income	7	865
Total other income (expenses)	7	50,865
Net income (loss)	**(443,263)**	**(383,654)**

The accompanying notes are an integral part of these financial statements.

FETCH DELIVERY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

($)	Common stock (shares)	Common stock (par)	Preferred stock (shares)	Preferred stock (par)	Additional paid-in Capital	Retained earnings (accumulated deficit)	APIC- Stock based compensation	**Total**
Beginning Balance, December 31, 2019	**5,472,991**	**547**	**3,277,665**	**328**	**2,638,522**	**(2,961,853)**	**291,522**	**(30,934)**
Issuance of Common stock								
Issuance of Preferred stock	-	-	554,543	55	533,693	-	-	**533,748**
Net income (loss)	-	-	-	-	-	(383,654)	-	**(383,654)**
Stock based compensation	-	-	-	-	-	-	155,472	**155,472**
Ending Balance, December 31, 2020	**5,472,991**	**547**	**3,832,208**	**383**	**3,172,215**	**(3,345,507)**	**446,994**	**274,632**
Issuance of Common stock	-	-	-	-	-	-	-	**-**
Issuance of Preferred stock	-	-	348,791	35	114,964	-	-	**114,999**
Net income (loss)	-	-	-	-	-	(443,263)	-	**(443,263)**
Stock based compensation	-	-	-	-	-	-	130,831	**130,831**
Ending Balance, December 31, 2021	**5,472,991**	**547**	**4,180,999**	**418**	**3,287,179**	**(3,788,770)**	**577,825**	**77,199**

The accompanying notes are an integral part of these financial statements.

FETCH DELIVERY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

	As of December 31, 2021	As of December 31, 2020
Cash flow From Operating Activities:		
Net Income (loss)	$ (443,263)	(383,654)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Stock based compensation expense	130,831	155,472
Changes in:		
Accounts receivable	25,000	(25,000)
Accounts payable	-	(19,234)
Credit Cards	(5,674)	(381)
Security deposits	-	(2,500)
Other payables	(1,926)	252
Net cash provided (used) by operating activities	**(295,032)**	**(275,045)**
Cash flow From Investing Activities:		
Purchase of Furniture & Equipment	-	-
Net cash provided (used) by investing activities	-	-
Cash flow from Financing Activities		
Net proceeds from issuance of preferred stock	114,999	452,974
Loan repayments	-	(9,469)
Net cash provided (used) by financing activities	**114,999**	**443,505**
Increase (decrease) in Cash	(180,033)	168,460
Cash, beginning of year	255,157	86,697
Cash, end of year	$ **75,124**	**255,157**

The accompanying notes are an integral part of these financial statements.

FETCH DELIVERY, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

About the Company & its Nature of operations

FETCH DELIVERY, INC. ('the Company'), is a corporation formed pursuant to the provisions of the Delaware General Corporation law on July 25, 2013. The corporation was originally formed under the name 'Bounce Technology, Inc.' and on February 21, 2019, the certificate of incorporation was amended to change its name to FETCH DELIVERY, INC. The Company operates in the general freight and trucking industry and provides personal shopper on-demand and delivery services.

Going Concern

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception (totaling $3,788,770 and $3,345,507 as of December 31, 2021, and December 31, 2020, respectively.).

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 15, 2022 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its services, and its ability to generate positive operational cash flow.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021, and December 31, 2020.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of assets. The Company had not capitalized any purchases as of December 31, 2021, and December 31, 2020.

FETCH DELIVERY, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors and other parties as a payable.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company incurred net operating losses for the years 2020 and 2021. These losses will be carried forward to future to offset against taxable income.

Recent Accounting Pronouncements

The FASB recently issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer's own stock and classified in stockholders' equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities for fiscal years beginning after December 15, 2021, with early adoption permitted (for "emerging growth company" beginning after December 15, 2023). The Company will be evaluating the impact this standard will have on the Company's financial statements.

As the Company continues to grow and increase its operating and financial reporting capabilities, it will continually evaluate future standards for impact, applicability, and provide disclosure of any impact, as necessary.

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which is codified in ASC 842, Leases ("ASC 842") and supersedes current lease guidance in ASC 840, Leases. ASC 842 requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, Leases ASC 842: Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company plans to adopt the new standard effective for the year ending December 31, 2022. The Company is currently evaluating the impact of the pending adoption of the new standard on the financial statements.

Equity

Under the most recent articles of incorporation (as amended on September 24, 2020), the Company is authorized to issue Common Stock and Preferred Stock (designated as Series Seed Preferred Stock). The total number of shares of Common Stock authorized to be issued is eighteen million two hundred thousand (18,200,000) shares at a par value of $0.0001 per share. The total number of shares of Preferred Stock authorized to be issued is eight million two hundred thousand (8,200,000) shares at a par value of $0.0001 per share.

Common stock

As of December 31, 2021, and December 31, 2020, the number of shares of common stock issued and outstanding was 5,472,991 and 5,472,991, respectively.

Preferred stock

As of December 31, 2021, and December 31, 2020, the number of shares of preferred stock issued and outstanding was 4,180,999 and 3,832,208, respectively.

Equity Incentive plans

The Company's Board of Directors adopted a Stock Incentive Plan in 2014. The purpose of the Plan is to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. The Plan provides for the direct award or sale of Shares, the grant of Options to purchase Shares and the grant of Restricted Stock Units to acquire Shares. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options which are not intended to so qualify and only Employees are eligible for the grant of ISOs.

A person who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company is not eligible for the grant of an ISO unless (i) the Exercise Price is at least 110% of the Fair Market value of a Share on the Date of Grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the Date of Grant.

FETCH DELIVERY, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

The maximum term of an Option is ten (10) years from the date of grant. The plan is effective for a term of 10 years from the date of its adoption and the maximum aggregate number of shares that may be issued under the plan is 1,030,047 shares of common stock. In the event that Shares previously issued under the Plan are forfeited to or repurchased by the Company due to failure to vest, such Shares will be added to the number of Shares then available for issuance under the Plan.

The exercise price of each option is determined as follows:

- Minimum Exercise Price for ISOs. The Exercise Price per Share of an ISO shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant; provided, however, that the Exercise Price per Share of an ISO granted to a Ten Percent Stockholder shall not be less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date of grant.

- Minimum Exercise Price for NSOs. The Exercise Price per Share of an NSO shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant.

As of December 31, 2021, and December 31, 2020, the number of options issued and outstanding was 2,799,120 and 2,799,120, respectively.

As of December 31, 2021, and December 31, 2020, the number of vested options issued and outstanding was 2,035,501 and 1,581,549, respectively.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Other matters

The financial review resulted in the following adjustments the Company's accounting records:

- Organizational and start-up costs of $529,939 and the related accumulated amortization were removed from the asset section of the Company's balance sheet and charged to retained earnings. This asset existed from years prior to 2020.

- Stock based compensation expense was recognized for the years 2021 and 2020 in the amount of $130,831 and $155,472, respectively. Additionally, stock-based compensation expense was charged to retained earnings for the portion which relates to shares vested prior to 2020, in the amount of $291,522

Subsequent events

On March 7, 2022, the Company's Board of Directors approved an amendment to the Company's certificate of incorporation to increase the total number of authorized shares to a total of Thirty-Four Million Eight Hundred Twenty-Nine Thousand Five Hundred Thirty (34,829,530) shares, of which Twenty-Two Million Four Hundred Fourteen Thousand Seven Hundred Sixty-Five (22,414,765) shares are designated as "Common Stock" and Twelve Million Four Hundred Fourteen Thousand Seven Hundred Sixty-Five (12,414,765) shares are designated as "Series Seed Preferred Stock".

The Company evaluated subsequent events through March 15, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.